UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13044

COOKER RESTAURANT CORPORATION

(Exact name of registrant as specified in its charter)

2609 West End Avenue, Suite 500
Nashville, Tennessee 37203
(615) 301-2665

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
Class A Junior Participating Preferred Stock
Preferred Share Purchase Rights

(Titles of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 60

     Pursuant to the requirements of the Securities Exchange Act of 1934 Cooker Restaurant Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 2, 2002	COOKER RESTAURANT CORPORATION,

	By:	/s/ Henry Hillenmeyer Henry Hillenmeyer, Chief Executive Officer